SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Omnicare Capital Trust I

(Name of Subject Company (Issuer))

Omnicare, Inc., as Offeror

Omnicare Capital Trust II, as Issuer

(Name of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

4.00% Trust Preferred Income

Equity Redeemable Securities (PIERS)

(And Related 4.00% Junior Subordinated

Convertible Debentures and Guarantee)

(Title of Class of Securities)

68214L201

(CUSIP Number of Class of Securities)

Joel F. Gemunder

President and Chief Executive Officer

Omnicare, Inc.

100 East RiverCenter Boulevard

Covington, Kentucky 41011

(859) 392-3300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf Filing Persons)

Copies to:

Morton A. Pierce, Esq. Michelle B. Rutta, Esq. Dewey Ballantine LLP 1301 Avenue of the Americas New York, New York 10019-6092 (212) 259-8000	David C. Lopez, Esq. Cleary Gottlieb Steen & Hamilton LLP 1 Liberty Plaza New York, New York 10006 (212) 225-2000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$344,655,000	$40,566
(1)	Pursuant to Ruled 457(f)(1) under the Securities Act of 1933, this amount is the market value as of January 31, 2005 of the maximum amount of Trust Preferred Income Equity Redeemable Securities that may be received by Omnicare, Inc. from tendering holders in the exchange offer, reduced by an exchange fee of $0.125 for every $50 in stated liquidation amount.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $117.70 per $1,000,000 of the value of the transaction.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$40,566
Filing Party:	Omnicare, Inc. Omnicare Capital Trust II
Form or Registration No.:	Form S-4
Date Filed:	February 7, 2005
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTION

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is being filed by Omnicare, Inc., a Delaware corporation (the “Company”), and Omnicare Capital Trust II, a Delaware statutory trust (the “New Trust”), in connection with the offer to exchange (the “exchange offer”) an exchange fee and up to $345,000,000 in aggregate stated liquidation amount of Series B 4.00% Trust Preferred Income Equity Redeemable Securities of the New Trust (the “New Trust PIERS”) for any and all of the $345,000,000 aggregate stated liquidation amount of the Trust Preferred Income Equity Redeemable Securities of Omnicare Capital Trust I, a Delaware statutory trust (the “Old Trust PIERS”), upon the terms and subject to the conditions set forth in the Offer to Exchange dated February 7, 2005 (the “Prospectus”) and the related Letter of Transmittal (the “Letter of Transmittal”), filed as Exhibits (a)(4) and (a)(1)(i) to this Schedule TO, respectively.

The information in the Prospectus and the Letter of Transmittal and any prospectus supplement or other amendment thereto related to the exchange offer hereafter filed with the Securities and Exchange Commission is incorporated herein by reference in answer to Items 1 through 11 of this Schedule TO.

ITEM 1. SUMMARY TERM SHEET

The information under the heading “Summary” in the Prospectus is incorporated herein by reference in answer to Item 1 of this Schedule TO.

ITEM 2. SUBJECT COMPANY INFORMATION

(a) The information under the heading “Summary—Our Business” in the Prospectus is incorporated herein by reference in answer to Item 2(a) of this Schedule TO.

(b) The information under the heading “The Exchange Offer—Securities Subject to the Exchange Offer” in the Prospectus is incorporated herein by reference in answer to Item 2(b) of this Schedule TO.

(c) The information under the heading “Price Range of the Old Trust PIERS” in the Prospectus is incorporated herein by reference in answer to Item 2(c) of this Schedule TO.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

(a) The information under Item 2(a) above is incorporated herein by reference in answer to Item 3(a) of this Schedule TO.

(b) The information under Item 2(a) above is incorporated herein by reference in answer to Item 3(b) of this Schedule TO.

(c) The information under the heading “Directors, Executive Officers and Administrative Trustees” in the Prospectus is incorporated herein by reference in answer to Item 3(c) of this Schedule TO.

ITEM 4. TERMS OF THE TRANSACTION

The information under the headings “Summary—The Exchange Offer,” “Summary—Material Differences between the Old Trust PIERS and the New Trust PIERS,” “Summary—The New Trust PIERS,” “Accounting Treatment,” “The Exchange Offer,” “Description of the New Trust PIERS,” “Description of the New Convertible Debentures,” “Description of the New Guarantee,” “Relationship Among the New Trust PIERS, the New Convertible Debentures and the New Guarantee” and “Material United States Federal Income Tax Considerations” in the Prospectus is incorporated herein by reference in answer to Item 4 of this Schedule TO.

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ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a) None.

(b) None.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a) The information under the headings “Summary—The Exchange Offer” and “The Exchange Offer” in the Prospectus is incorporated herein by reference in answer to Item 6(a) of this Schedule TO.

(c)(1) None.

(c)(2) None.

(c)(3) None.

(c)(4) None.

(c)(5) None.

(c)(6) The information under the headings “Summary—The Exchange Offer” and “The Exchange Offer” in the Prospectus is incorporated herein by reference in answer to Item 6(c)(6) of this Schedule TO.

(c)(7) The information under Item 6(c)(6) above is incorporated herein by reference in answer to Item 6(c)(7) of this Schedule TO.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a) The information under the heading “Summary—The Exchange Offer” in the Prospectus is incorporated herein by reference in answer to Item 7(a) of this Schedule TO.

(b) The information under the heading “The Exchange Offer—Conditions to the Exchange Offer” in the Prospectus is incorporated herein by reference in answer to Item 7(b) of this Schedule TO.

(d) None.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a) None.

(b) None.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

(a) The information under the headings “The Exchange Offer—Dealer Manager,” “The Exchange Offer—Exchange Agent,” “The Exchange Offer—Information Agent” and “The Exchange Offer—Other Fees and Expenses” in the Prospectus is incorporated herein by reference in answer to Item 9(a) of this Schedule TO.

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ITEM 10. FINANCIAL STATEMENTS

(a)(1) The information on pages 59 through 102 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003 is incorporated herein by reference in answer to Item 10(a)(1) of this Schedule TO.

(a)(2) The information on pages 3 through 23 of the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 is incorporated herein by reference in answer to Item 10(a)(2) of this Schedule TO.

(a)(3) The information under the heading “Ratio of Earnings to Fixed Charges” in the Prospectus is incorporated herein by reference in answer to Item 10(a)(3) of this Schedule TO.

(b) Not applicable.

ITEM 11. ADDITIONAL INFORMATION

(a)(1) The information under the headings “Executive Compensation” and “Certain Relationships and Related Transactions” in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003 is incorporated herein by reference in answer to Item 11(a)(1) of this Schedule TO.

(a)(2) The Company is required to comply with federal and state securities laws and tender offer rules.

(a)(3) Not applicable.

(a)(4) Not applicable.

(a)(5) None.

ITEM 12. EXHIBITS

Exhibit No.	Description
(a)(1)(i)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 of the Company’s registration statement on Form S-4, filed February 7, 2005 (the “Registration Statement”)).

(a)(1)(ii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit 99.2 of the Registration Statement).

(a)(1)(iii)	Form of Letter to Clients (incorporated by reference to Exhibit 99.3 of the Registration Statement).

(a)(2)	None.

(a)(3)	None.

(a)(4)	Prospectus, dated February 7, 2005 (incorporated by reference to the Registration Statement).

(a)(5)	Press release issued February 7, 2005.

(b)	None.

(d)	None.

(g)	None.

(h)	None.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

Not Applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OMNICARE, INC.

By:	/s/ CHERYL D. HODGES
Name:	Cheryl D. Hodges
Title:	Senior Vice President and Secretary

OMNICARE CAPITAL TRUST II

BY: OMNICARE, INC., AS SPONSOR

By:	/s/ CHERYL D. HODGES
Name:	Cheryl D. Hodges
Title:	Senior Vice President and Secretary

Dated:  February 7, 2005

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